Silverleaf Resorts, Inc.	Exhibit 12.1
Ratio of Earnings to Fixed Charges
For the 5 Years Ending December 31, 2009

	Years Ended December 31,
(in 000's)	2009	2008	2007	2006	2005

Pretax income from continuing operations	$9,062	$29,363	$45,102	$37,408	$32,151
Add back fixed charges, excluding capitalized interest	30,800	30,128	25,808	22,545	17,980
Income, as adjusted	$39,862	$59,491	$70,910	$59,953	$50,131

Fixed charges:
Interest on debt and capitalized leases	$29,055	$28,554	$24,610	$21,662	$17,253
Portion of interest cost capitalized to Inventory	861	1,881	2,134	869	1,127
Interest element of rentals	1,745	1,574	1,198	883	727
Total fixed charges	$31,661	$32,009	$27,942	$23,414	$19,107

Ratio of earnings to fixed charges	1.26	1.86	2.54	2.56	2.62